UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the Semiannual Period Ended June 30, 2022

NUVUS GRO CORP.

(Exact name of Registrant as specified in its charter)

Commission File Number: 24R-00045

Nevada	82-3156625
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3811 Airport Pulling Road North, Suite 203 Naples Florida	34105
(Address of principal executive offices)	(Zip Code)

(833) 227-7683

Registrant’s telephone number, including area code

Common Stock, $0.001 par value

(Title of each class of securities issued pursuant to Regulation A)

In this semi-annual report, the term “Nuvus Gro Corp.,” “we,” “us” “our” or “the company” refers to Nuvus Gro Corp., a Nevada corporation and its subsidiaries.

The following information contains certain forward-looking statements. Forward-looking statements are statements that estimate the happening of future events and are not based on historical fact. Forward-looking statements may be identified by the use of forward-looking terminology, such as “may,” “could,” “expect,” “estimate,” “anticipate,” “plan,” “predict,” “probable,” “possible,” “should,” “continue,” or similar terms, variations of those terms or the negative of those terms. The forward-looking statements specified in the following information have been compiled by our management on the basis of assumptions made by management and considered by management to be reasonable. Our future operating results, however, are impossible to predict and no representation, guaranty, or warranty is to be inferred from those forward-looking statements.

Item 1. Management’s discussion and analysis of financial condition and results of operations

Overview

Pro Music is a for-profit public performance rights organization representing approximately 2.5 million musical works of songwriters, composers and publishers, many of which originate from Jake P. Noch, Pro Music’s CEO, and that collects license fees on behalf of the songwriters, composers and publishers with whom it is affiliated and then distributes the license fees as royalties to those songwriters, composers and publishers whose musical works have been publicly performed. Pro Music’s repertory is presently accessible by download at https://promusicrights.com.

Pro Music is the one of several public performance rights organization in the United States, including Broadcast Music, Inc, American Society of Composers, Authors, and Publishers, SESAC and Global Music Rights, LLC, with an estimated 7.4% share of the performance rights market based solely on the approximate 2.5 million musical works in its repertory as compared to the publicly available information of the repertoires of Broadcast Music, Inc, American Society of Composers, Authors, and Publishers, SESAC and Global Music Rights, LLC.

Pro Music has a number of reputable artists in its repertory including, OG Maco, best known for his 2014 debut single “U Guessed It,” which went viral and peaked at number 90 on the U.S. Billboard Hot 100.

Pro Music has entered into agreements granting it the right to license the public performance rights in an approximate 2.5 million copyrighted musical works, which include, for example, musical works featuring notable artists such as A$AP Rocky, Wiz Khalifa, Pharrell, Young Jeezy, Juelz Santana, Lil Yachty, MoneyBaggYo, Larry June, Trae Pound, Sause Walka, Trae Tha Truth, Sosamann, Soulja Boy, Lex Luger, Lud Foe, SlowBucks, Gunplay, OG Maco, Rich The Kid, Fat Trel, Young Scooter, Nipsey Hussle, Famous Dex, Boosie Badazz, Shy Glizzy, 2 Chainz, Migos, Gucci Mane, Rich The Kid, Young Dolph, Trinidad James and Fall Out Boy.

Pro Music currently generates revenue by licensing the musical works in its repertory.

Plan of Operation

While we have generated revenue from operations, such revenue does not appear to be recurring and various downstream customers have failed to continue payments under their respective agreements. As reflected in our reviewed balance sheet for the period ended June 30, 2022, our accounts receivable are $432,358,623 and deferred revenues of $432,363,623. Our plan of operation for the 12 months through November 2023 is to continue growing our business in the United States by seeking (i) partnerships to grow our repertory, (ii) songwriters, composers and publishers to contribute musical works to our repertory, and (iii) downstream customers to enter into per location or per service licensing agreements with us. We further intend to seek collection on the outstanding accounts receivable. While the Company intends to minimize its operational expenses, the Company has a good faith belief it can monetize certain accounts receivable through the fiscal year end of December 31, 2022. If the Company is unable to collect a significant percentage of its outstanding accounts receivable by December 31, 2022, the Company will likely have insufficient funds to continue its operations, expend resources on marketing or advertising, and otherwise maintain its information systems. Lastly, in such event, our songwriters, composers and publishers may seek to rescind their grants of public performance licenses or otherwise terminate their agreements with us, substantially impacting the Company’s ability to operate as a going concern.

Our business is to license public performance rights of songwriters, composers and publishers to downstream customers, such as digital streaming services and radio stations. Our primary product and service is our songwriter’s composer’s and publisher’s public performance rights. As stated herein, we have obtained a significant repertory of musical compositions to offer to downstream customers, so that such customers can publicly perform such compositions publicly. While we have generated revenue in 2021 and through the six months ended June 30, 2022, as reflected on our financial statements, we seek to raise capital in order to scale our business operations. In the past, we have relied on our founder to fund operations. Once we entered into agreements with downstream customers, we began to generate revenue. Yet we continued to incur expenses for advertising and promoting the business, the musical works in our repertory and our songwriters, composers and publishers. We have encountered hesitation by songwriters, composers and publishers to switch performing rights organizations to us in any material numbers, and for downstream customers to enter into licensing agreements with us. We continue to believe that our royalty-payment model will prevail and songwriters, composers and publishers will perceive the added value in our offering to payout the entirety of royalties.

Pro Music’s License Agreements with Customers for the Public Performance of Musical Works in its Repertory

We have entered into written “Business License Agreements” with approximately 466 customers granting them a nonexclusive right and license to publicly perform the musical works of our songwriters, composers and publishers in our repertory. Of the approximate 2.5 million musical works in our repertory, approximately 2.2 million are musical works of Mr. Noch. The Business License Agreements are designed to encompass the entirety of the songwriter’s, composer’s or publisher’s writer share and publisher share on each of their respective musical compositions. For example, if a songwriter holds 10% of the writer share of a musical composition in 50 musical compositions, then the Business License Agreement is designed for Pro Music Rights to represent such songwriter’s 10% interest of the writer share for such compositions. The period of those agreements is for an initial term of five (5) years, which term automatically renews for successive one (1) year periods unless either party gives notice of termination no later than ninety (90) days prior to the end of the then-current term. Our Business License Agreements with our songwriters, composers and publishers encompass the entirety of their public performance rights in musical works. Such agreements are not generally entered on a song-by-song basis with artists, as the artists generally lack ownership of the public performance rights in and to the musical works except to the extent such artist is a songwriter, composer or publisher of such musical work. Nor do we generally enter into such agreements with the individual or group producing the musical work, except to the extent such individual or group is a songwriter, composer or publisher of such musical work.

We charge the following license fee to our customers and the following usage fees (i.e., royalties) for the public performance of musical works in our repertory: A base licensing fee of $50.00 per month for each business location, which fee shall increase every January 1 thereafter at a rate of 2.5% annually. Additionally, a per usage fee for each public performance of the musical works in our repertory is charged based on $0.00005 per usage for every 1% of a work registered with Pro Music Rights representing a total of 100% publisher and 100% writer share for a maximum of 200%. Such fee shall increase on a yearly basis every January 1st at 2.5% annually, rounded highest to the nearest $0.01, for example:

Ownership of Musical Work	Usages	Total Usage Fee	Base License Fee Per Business Location	Total Fee Per Month
1% Ownership of Publisher and Writer share	1,000,000	$100.00	$50.00	$150.00
50% Ownership of Publisher and Writer share	1,000,000	$5,000	$50.00	$5,050.00
100% Ownership of Publisher and Writer Share	1,000,000	$10,000.00	$50.00	$10,050.00

With respect to the above table, if a composer holds a 1% interest of the publisher share and a 1% interest of the writer share then, based on 1,000,000 usages of the work over which the composer holds such 1% interest, the composer would receive a royalty payment from the usages equal to 1% of the $0.000005 per each of the 1,000,000 usages for the writer share and a royalty payment from the usages equal to 1% of the $0.000005 per each of the 1,000,000 usages for the publisher share, for a total royalty payment of $100.00.

In general, if our songwriter, composer or publisher does not hold both 100% of the publisher share of a musical work and 100% of the writer share of a musical work, we would nonetheless collect royalties for the public performance of such musical work but only to the extent of the ownership percentage in the public performance rights of such songwriter, composer or publisher of such musical work, as set forth in above. Further, as a general matter, any individual or entity publicly performing a federally copyrighted musical work without a public performance license from the holders of the public performance rights for such musical work could be found liable for copyright infringement, among other claims. Even if our songwriters, composers or publishers own less than 100% of the publisher share and 100% of the writer share of a musical work, we nonetheless charge business license fees for the license granted to us in our Business License Agreement from our songwriters, composers and/or publishers for the musical works.

Pro Music’s customers are required, on the first of each month, to submit a musical work usage report detailing the usage of each musical work in Pro Music’s repertory. Such report shall contain the amount of usage and/or streams of which the customer utilized the musical works in our repertory. Upon receiving such report, Pro Music issues an invoice for the appropriate usage fee to the customer. In the event the customer submits such report later than five days after such reports are due, we charge the customer an additional fee. We collect payment from our customers through WePay, PayPal, checks, wire transfer and ACH. Once payments are collected from such agreements, we retain the monthly or annual fee as revenue and collect the usage fees, which are then distributed as royalties to our songwriters, composers and publishers.

Limited Business History; Need for Additional Capital

There is limited historical financial information about the Company upon which to base an evaluation of our performance. We are an early-stage corporation with limited operations and unsustainable revenues from business operations. We cannot guarantee we will be successful in our business plans. Our business is subject to risks inherent in the establishment of a new business enterprise, including limited capital resources, possible delays in the exploration and/or development, and possible cost overruns due to price and cost increases in services. We are considering options to negotiate business combinations, mergers or acquisitions. However, there is no guarantee that we will be successful in closing these transactions we are considering. We have a specific business plan and timetable to complete our 12-month plan of operation based on the success of our service to license the public performance of musical works in our repertory to potential customers, such as, for example, television and radio stations; broadcast and cable networks; new media, including the Internet/streaming services and mobile technologies; satellite audio services like XM and Sirius; nightclubs, hotels, bars, restaurants and other venues; digital jukeboxes; and live concerts. Specifically, we have entered into various licensing agreements under which we have generated accounts receivables. Our reviewed balance sheet as of June 30, 2022 identifies $432,358,623 of accounts receivable predominantly arising from such licensing agreements. The accounts receivable consisted of the following: (1) monthly license subscription fee; (2) musical work usage non-declaration fee; and (3) interest charges. Our inability to raise additional funding may impair our ability to expand our operations, increase revenue, expend resources for advertising and promotion, enter into new licensing agreements and otherwise grow our business.

We will need additional financing to operate our business. We cannot provide investors with any assurance that we will be able to raise sufficient funding to continue or otherwise sustain business operations. We do not currently have any arrangements in place for any future equity financing. Our limited operating history and our lack of significant tangible capital assets makes it unlikely that we will be able to obtain significant debt financing in the near future. If such financing is not available on satisfactory terms, we may be unable to continue or expand our business. Equity financing could result in additional dilution to existing shareholders. We will need to secure financing in the future to continue or otherwise sustain business operations.

Liquidity and Capital Resources

As of June 30, 2022, we had a cash balance of $175,725. We will need to raise funds to commence our 12-month plan of business operation and fund any ongoing operational expenses. Historically, we have financed our operations and capital expenditures primarily through capital infusion from Jake Noch, our executive officer and director. For clarity, we have not entered into any loan, debt or other financing agreements with Mr. Noch, and we have no obligation to repay Mr. Noch for his capital contributions. Mr. Noch has funded our operations from his personal wealth with a full understanding of the personal financial risk thereof. While Mr. Noch intends to continue providing the Company with capital to fund its operations, there can be no assurance that he will continue to do so in the future, although Mr. Noch is aware that any cessation of his funding our operations will result in a total loss of his investment and the value of his substantial shareholding of the Company. In the future, we may raise additional capital through additional debt or equity financings to support our business, to respond to business opportunities, challenges, or unforeseen circumstances, or for other reasons. On an ongoing basis, we are evaluating sources of financing and may raise additional capital in the future. Our ability to obtain additional capital will depend on our development efforts, business plans, investor demand, operating performance, the condition of the capital markets, and other factors. We cannot assure you that additional financing will be available to us on favorable terms when required, or at all. If we raise additional funds through the issuance of equity, equity-linked, or debt securities, those securities may have rights, preferences, or privileges senior to the rights of existing stockholders, and existing stockholders may experience dilution. Further, if we are unable to obtain additional capital when required, or are unable to obtain additional capital on satisfactory terms, our ability to continue to support our business or to respond to business opportunities, challenges, or unforeseen circumstances would be adversely affected.

Use of Estimates

The Company prepares financial statements in conformity with generally accepted accounting principles that require management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Although these estimates are based on management’s knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with maturities of one year or less to be cash equivalents.

Property and Equipment

Property and equipment are stated at cost. Major repairs and betterments are capitalized and normal maintenance and repairs are charged to expense as incurred. Depreciation is computed by the straight-line method over the estimated useful lives of the related assets. Upon retirement or sale of an asset, the cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in operations.

Fair Value of Financial Instruments

The fair value of cash and cash equivalents and accounts receivable and accounts payable approximates their carrying amount.

Recent Accounting Pronouncements

The Company does not expect the adoption of recently issued accounting pronouncements to have a significant impact on its results of operations, financial position or cash flow.

Item 2.   Other Information

None.

Item 3. Financial Statement

The accompanying semiannual financial statements are reviewed and have been prepared in accordance with the instructions to Form 1-SA. Therefore, they do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows, and stockholders’ equity in conformity with accounting principles generally accepted in the United States of America. Except as disclosed herein, there has been no material change in the information disclosed in the notes to the consolidated financial statements included in the Company’s Annual Report on Form 1-K for the year ended March 31, 2022. In the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included, and all such adjustments are of a normal recurring nature. Operating results for the six months ended June 30, 2022, are not necessarily indicative of the results that can be expected for the year ending December 31, 2022.

PRO MUSIC RIGHTS, INC.
FINANCIAL STATEMENTS

As of June 30, 2022

Pro Music Rights Inc

Pro Music Rights Inc Financial Statements

As of June 30, 2022

INDEPENDENT ACCOUNTANT REVIEW REPORT

August 23, 2022

Board of Directors and Members of

Pro Music Rights, Inc.

3811 Airport-Pulling Rd.

Naples, FL 34105

We have reviewed the accompanying balance sheet of Pro Music Rights Inc (the company) as of June 30, 2022 and the related statement of income, statement of equity and statement of cash flows for the period ended from January 1, 2022 to June 30, 2022.

A review includes primary applying analytical procedures to management’s financial data and making inquiries of the company’s management. A review is less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with the accounting principles generally accepted in the United States of America; and this includes the design, implementation, and maintenance of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant Responsibility

Our responsibility is to conduct the review in accordance with the Statement on Standards of Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of material modifications that should be made in the financial statements for them to be in accordance with the accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our report.

Accountant’s Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with the accounting principles generally accepted in the United States of America.

/s/ Amjad N I Abu Khamis

Amjad N I Abu Khamis

Certified Public Accountant, NH 08224
CF Audits LLC

159 Main St. STE 100

Nashua NH 03060

603-607-7600

cpa@cfaudits.com

Pro Music Rights Inc

Balance Sheet Statement

As of June 30, 2022

June 2022
ASSETS
Current Assets
Available Cash	175,725
Accounts Receivables	432,358,623
Prepayments	420
Total Current Assets	432,534,768
Intangible Assets
Copy Rights and Domain Names	45,135
Total Fixed Assets	45,135
TOTAL ASSETS	432,579,903

LIABILITIES AND EQUITY
Liabilities	-
Current Liabilities
Accounts payable	18,912
Sales tax payable	4,536
Advances from a shareholder	354,264
Deferred revenues	432,363,623
Total Liabilities	432,741,335
Equity
Common Shares	14,100
Additional paid-in capital	278,814
Retained Earnings	(409,903)
Total Equity	(161,432)
TOTAL LIABILITIES AND EQUITY	432,579,903

Pro Music Rights Inc

Income Statement

As of June 30, 2022

June 2022
Total Revenues	35,445
Income	35,445
Total Revenues	35,445

Less Operating Expenses
Accounting and Legal Fees	123,819
Professional Fees	78,356
Insurance Expense	2,514
Dues and Subscriptions	234
General and Administrative	957
Tax Expenses	1,208
Total Operating Expenses	207,088
Net Operating Income (Loss)	(171,643)
Net Income (Loss)	(171,643)

Pro Music Rights Inc

Statement of Changes in Equity

As of June 30, 2022

	Paid in Capital	Additional Paid in Capital	Retained Earnings	Equity Balance
Beginning Balance as of January 1, 2022	14,100	234,371	(238,260)	10,211
Shares Issued During 2022	-	-	-	10,211
Net Loss During 2022	-		(171,643)	(161,432)
Equity Ending Balance as of June 30, 2022	14,100	234,371	(409,903)	(161,432)

Pro Music Rights Inc

Statement of Cash Flow

As of June 30, 2022

June 2022
OPERATING ACTIVITIES
Net Income (Loss)	(171,643)
Adjustments to Reconcile Net Income to Net Cash provided by operations:	-
Change in Accounts receivable	(108,975,335)
Deferred revenue	108,980,335
Change in Accounts Payables	12,878
Prepaid Expenses	(420)
Net cash used by operating activities	(154,185)

FINANCING ACTIVITIES
Owners Contribution	154,365
Net cash provided by financing activities	154,365

NET CASH INCREASE (DECREASE) FOR PERIOD	180
Cash at the beginning of the period	175,545
CASH AT END OF PERIOD	175,725

Item 4. Exhibits

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

Exhibit No.	Description
2.1	Articles of Incorporation dated November 17, 1997
2.2	Certificate of Amendment dated September 25, 2000
2.3	Certificate of Amendment dated December 30, 2010
2.4	Certificate of Amendment dated January 6, 2011
2.5	Certificate of Amendment dated August 19, 2013
2.6	Certificate of Amendment dated November 6, 2014
2.7	Certificate of Amendment dated March 10, 2016
2.8	Certificate of Amendment dated March 11, 2016
2.9	Articles of Merger dated January 16, 2018
2.10	Certificate of Correction dated March 9, 2018
2.11	Certificate of Amendment dated March 13, 2018
2.12	Certificate of Amendment dated April 2, 2018
2.13	Certificate of Amendment dated August 2, 2022
2.14	Certificate of Amendment dated September 22, 2022
2.15	Bylaws
6.1	Share Exchange Agreement between Nuvus Gro Corp., Pro Music Rights, Inc. and the shareholders of Pro Music Rights, Inc. dated August 15, 2022 (1)
6.2	Form of Songwriter, Composer, Publisher Licensing Agreement (1)
6.1	Form of Business License Agreement (1)

(1)	Incorporated by reference to the Form 1-U filed with the Securities and Exchange Commission on August 19, 2022.

The documents listed in the Exhibit Index of this report are incorporated by reference, in each case as indicated below.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Naples, Florida, on November 1, 2022.

Nuvus Gro Corp.

/s/ Jake P. Noch
By:	Jake P. Noch
Chief Executive Officer, Chief Financial Officer and Chairman of the Board of Directors

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Jake P. Noch
Jake P. Noch
Chief Executive Officer, Chief Financial Officer and Chairman of the Board of Directors

Date: November 1, 2022